                                                                    EXHIBIT 11.1

                           HORIZON HEALTH CORPORATION

                       COMPUTATIONS OF EARNINGS PER SHARE


                                                               THREE MONTHS
                                                             ENDED NOVEMBER 30,
                                                     -------------------------------
                                                        1999                 1998
                                                     -----------         -----------
 BASIC
 Net income                                          $ 1,785,133         $ 1,766,425
 Weighted average shares outstanding (basic)           6,607,736           7,153,603
 Basic earnings per share                            $       .27         $       .25

 DILUTED
 Net income                                          $ 1,785,133         $ 1,766,425
 Effect of dilutive securities                           268,124             359,672
 Weighted average shares outstanding (diluted)         6,875,860 (1)       7,513,275 (1)
 Diluted earnings per share                          $       .26         $       .24


(1) In the fiscal quarters ended 1999 and 1998, certain shares subject to options to acquire common stock were not included in the computation of EPS because the option exercise price was greater than the average market price of the common shares for the quarter. The computation for the quarter ended November 30, 1999 excluded 772,910 shares subject to options, with exercise prices ranging from $6.90 to $23.75. The computation for the quarter ended November 30, 1998 excluded 163,390 shares subject to options, with exercise prices ranging from $7.41 to $23.75.